Mail Stop 4561

March 31, 2009

Cornelius F. Moses, III
Executive Vice President and
Chief Financial Officer
Parametric Technology Corporation
140 Kendrick Street
Needham, MA 02494

      Re: **Parametric Technology Corporation**
            Form 10-K for the Fiscal Year Ended September 30, 2008
            File No. 000-18059

Dear Mr. Harrison:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Mark Kronforst
            Accounting Branch Chief